EXHIBIT 99.1

November 14, 2011

Immediate Report: Filing of Derivative Suit

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the description of Section 1.4.3 in the update to the periodic report for the third quarter of 2011 of Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”), with respect to two requests sent by shareholders asking the Company to file a claim against its officers, and which the Company's Board of Directors rejected, the Company is providing notice that on November 13, 2011 directors of the Company received a copy of a motion to approve the filing of a derivative suit (the "Motion") together with a copy of the derivative claim, which were filed in the Economic Department of the Tel Aviv-Jaffa District Court by one of the Company's shareholders who allegedly holds 1,162 shares of the Company (the "Petitioner").

In the Motion, the Petitioner seeks that the District Court approve the filing of a derivative claim in the amount of NIS 900 million against current directors of the Company and a former director (Mr. Eliyahu Holtzman, who ceased serving as a director of the Company on October 2, 2011).  The Motion asserts, among other things, that the Board members breached their duties of care and loyalty (and the controlling shareholder beached also his duty of fairness) towards the Company by approving the undertaking of loans by the Company aggregating to billions of shekels.  Such loans, according to the Motion, were not used in the Company's best interests and were designated for the distribution of dividends which were designed to reduce the financing costs of the Company's controlling shareholder.  The Motion also claims that the members of the Board acted in a conflict of interests between their personal gain and the interest of the Company.  Consequently, according to the Petitioner, the Company suffered damages in the form of substantial financing costs in connection with such loans. Alternatively, the Petitioner argues that the Board's decision in connection with such loans created a tax exposure for the Company, due to the fact that the financing costs were not deductible.

At this preliminary stage, the Company is examining the Motion and shall submit a response as required.  Nevertheless, and as stated in the Company's periodic report for the third quarter of 2011, the Company's Board of Directors that examined the Petitioner's preliminary requests to file the claim against its board members found no basis or cause of action to file the claim subject of the Motion.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.